

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 27, 2017

<u>Via E-mail</u>
Evan Jones
Chief Executive Officer
OpGen, Inc.
708 Quince Orchard Road
Gaithersburg, MD 20878

      Re: OpGen, Inc.
             Registration Statement on Form S-1
             Filed December 18, 2017
             File No. 333-22140

Dear Mr. Jones:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald E. Alper at (202) 551-3329 with any questions.

                           Sincerely,

                           /s/ Brigitte Lippmann (for)

                           John Reynolds
                           Assistant Director
                           Office of Beverages, Apparel and Mining

cc: Mary J. Mullany, Esq.
    Ballard Spahr LLP